Via Edgar                                                  February 23, 2006



Michael Pressman, Esq.
Special Counsel
Office of Merger and Acquisition
Securities and Exchange Commission
Washington, DC 20549

         Re:  Trans-Lux Corporation
              Schedule TO I and 13E-3
              Filed February 7, 2006
              SEC File No. 5-43336

Dear Mr. Pressman:

     This letter is in response to your letter dated February 16, 2006 sent to our attorney, Gerald Gordon, and numbered in response to your numbered comments.

General
-------

Special Factors
---------------

Comment 1.  Expand your discussion of the factors underlying the fairness determination to ensure that you address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in greater detail. Where certain factors were not deemed relevant, please disclose this fact and the reasons for making the determination that they were irrelevant. In that regard we note your disclosure that going concern value, liquidation value and net book value were not deemed relevant. Due to differing conversion prices and ratio between the Notes it appears that investors interest in the going concern value, net book value and liquidation value may be impacted by the exchange. In addition, please discuss recent and historical prices and how they impacted the fairness determination. In that regard, we note that the 8 1/4% Notes have traded at a discount to the 7 1/2% Notes.

Response 1.  This comment is similar to a comment we received in 2004 in the prior exchange offer for 7 1/2% Notes and we have responded (like we did in 2004 with slight modification) on pages 7 and 8 of the Offering Circular as follows:

            "We did not consider net book value, going concern value or liquidation value or purchase price (other than the 2004 Exchange Offer) of previous 7 1/2% Notes by us or affiliates in determining the fairness thereof as we still believe our financial condition is strong despite recent losses. We did not deem net book value, going concern value or liquidation value material to a debt holder who does not share in the assets on liquidation after all creditors including noteholders are paid, nor did we receive any firm offers by unaffiliated persons for a merger of Trans-Lux with another person or sale of all or substantially all our assets to another person or for sale of control of Trans-Lux during the past 18 months. We also did not previously deem the trading price of 7 1/2% Notes as relevant or material because the 7 1/2% Notes only sporadically traded over the years and, until 2004, traded 15% to 20% below face value."

            We do not believe the conversion price affects or is relevant to going concern value except to the extent any conversions would reduce indebtedness and strengthen the Company's financial position. We also believe Noteholders can compare the differences in trading prices of the 8 1/4% and 7 1/2% Notes as reflective since the 7 1/2% Notes are due December 1, 2006 and are close to maturity. Since the 7 1/2% Notes will not be outstanding after December 1, 2006, the short-term price comparison is not overly meaningful to long-term holders and does not require further disclosure. As we stated, 7 1/2% Noteholders have the right to reject the Exchange Offer. We do not believe there is a meaningful ratio between the two notes since the 8 1/4% Notes are senior to the 7 1/2% Notes.

Comment 2.  Please revise the disclosure in this section to describe any negative factors the board considered in making its fairness determination.

Response 2. This comment is also similar to a comment we received in 2004 in the prior exchange offer for 7 1/2% Notes. On page 7 of the Offering Circular the Company stated (as it did in 2004 in response to the comment) that "The Board of Directors also considered the negative factors disclosed as "Risk Factors" on page 14 in the Offering Circular and believes the same factors apply equally to 7 1/2% Noteholders who tender and 7 1/2% Noteholders who do not tender except that Holders of 8 1/4% Notes will be senior to 7 1/2% Noteholders in the event of liquidation."

            Based on the foregoing the Company believes the disclosures in the Offering Circular or schedules do not require supplementation or modification and requests that on your further review and our representation you concur we have already responded to the scope of such comments.

    The Company acknowledges that

    . it is responsible for the adequacy and accuracy of the disclosure in the filings;

    . staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

    . it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    The Company is also aware that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

                                            Sincerely
                                            Trans-Lux Corporation

                                            /s/ Angela D. Toppi
                                            -----------------------------
                                            Angela D. Toppi
                                            Executive Vice President

cc:  Gerald Gordon, Esq.